                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No. 4 )*

                         GREAT FALLS BANCORP
        .........................................................
                           (Name of Issuer)
               Common Stock, $1.00 par value per share
             ...........................................
                  (Title of Class of Securities)
                           390 380 10-3
    ..........................................................
                         (CUSIP Number)
         MARINO A. BRAMANTE, Individually and as Trustee of
          the M.A. Bramante, DDS, P.A. Retirement Trust,
        659 Valley Road, Wayne, NJ  07470 -- (201) 694-8082
     ..........................................................
     (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)
                           July 31, 1995
      ..........................................................
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 390 380 10-3

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Marino A. Bramante, Individually and as Trustee of the M.A. Bramante, DDS, P.A. Retirement Trust
    SSN ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)            (a)  [  ]
                                  (b)  [ x]
3)  SEC Use Only

4)  Source of Funds (See Instructions)
    Not applicable

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
    Not applicable

6)  Citizenship or Place of Organization
    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7)  Sole Voting Power
    1,270

8)  Shared Voting Power
    24,335

9)  Sole Dispositive Power
     3,701

10)  Shared Dispositive Power
     46,681

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     61,042

12)  Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)     [  ]

13)  Percent of Class Represented by Amount in Row (11)
     5.58

14)  Type of Reporting Person (See Instructions)
     IN


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    Eleanor Bramante, Individually and as Trustee of the M.A. Bramante, DDS, P.A. Retirement Trust
    SSN ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)    (a)  [  ]
                          (b)  [ x]

3)   SEC Use Only

4)  Source of Funds (See Instructions)
    Not applicable

5)  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)
    Not applicable

6)  Citizenship or Place of Organization
    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7)  Sole Voting Power
    10,474

8)  Shared Voting Power
    24,335

9)  Sole Dispositive Power
    10,660

10)  Shared Dispositive Power
     46,681

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person
      57,341

12)  Check box if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)  [  ]

13)  Percent of Class Represented by Amount in Row (11)
      5.25

14)  Type of Reporting Person (See Instructions)
         IN


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Item 1.  Security and Issuer

     This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

(a) This statement is being filed by the following persons (the "Bramante Group"): (1) Marino A. Bramante, individually and as a co-Trustee of the M.A. Bramante, DDS, P.A. Retirement Trust (the "Bramante Trust"); and (2) Eleanor Bramante, individually and as a co-Trustee of the Bramante Trust.

(b), (c) Dr. Bramante's employment is as President, M.A. Bramante, DDS, P.A., 659 Valley Road, Wayne, NJ 07470 (orthodontist). Mrs. Bramante does not have any principal occupation or employment. Her residence address is 875 Huron Road, Franklin Lakes, NJ 07417.

(d) During the last five years, none of the persons filing this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons filing this report has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Bramante and Mrs. Bramante are both citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

    Explanation. On July 31, 1995, Dr. Bramante's beneficial ownership of the Corporation's Common Stock increased by 5,459 shares. This total includes an increase in beneficial ownership of 2,180 shares via derivative securities, consisting of an increase in the number of unexercised stock options held by Dr. Bramante (121 shares) and Equity Contracts held by the Bramante Trust and Mrs. Bramante (2,059 shares). These acquisitions resulted entirely from a 10% stock dividend declared during June, 1995 by the Corporation's Board of Directors. The stock dividend was paid on July 31, 1995 to all shareholders of record on June 30, 1995. Such shares were acquired solely on a pro rata basis, without the payment of any consideration by Dr. Bramante or Mrs. Bramante.

     As previously reported, on April 18, 1995 the Corporation granted to Dr. Bramante, pursuant to the Corporation's 1995 Stock Option Plan (the "1995 Plan"), stock options to purchase 3,000 shares. Pursuant to the 1995 10% stock dividend reported in the prior paragraph, the number of shares subject to such options was automatically adjusted to 3,300

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shares pursuant to the provisions of the 1995 Plan, and the option price per share was adjusted from $12.50 to $11.36 per share. The 1995 options will first become exercisable, to the extent of 1,100 shares (as so adjusted), on October 19, 1995. Under SEC rules relating to beneficial ownership, such 1,100 shares are to be treated as beneficially owned as of August 20, 1995. The remaining 2,200 shares are not presently deemed to be beneficially owned by Dr. Bramante for purposes of Schedule 13-D, and are not included in the shares reported herein.

Item 4.  Purpose of Transaction

      The increase in beneficial ownership of shares pursuant to the declaration of the 10% stock dividend payable on July 31, 1995 and pursuant to the approaching exercisability during October, 1995 of some of the 1995 stock options was not the result of any investment decision by Dr. Bramante or Mrs. Bramante, and was without any consideration paid by them. The distribution of the stock dividend did not affect the percentage of ownership of the outstanding stock of the Corporation, and has no bearing upon previously stated intentions with respect to any future acquisition or disposition of the Corporation's Common Stock.

     The present intention of Dr. Bramante is to exercise all of the stock options granted to him under the 1995 Stock Option Plan at some time before such options lapse on December 31, 1997, assuming the value of the Common Stock continues to exceed the adjusted option price per share, currently $11.36. Dr. and Mrs. Bramante intend to exercise the Equity Contracts on or before November 1, 1997, to purchase the Corporation's Common Stock.

     At the present time, none of the persons filing this report has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) Dr. Bramante is the beneficial owner of 61,042 shares of Common Stock, which represents approximately 5.58% of the issued and outstanding Common Stock. Mrs. Bramante is the beneficial owner of 57,341 shares of Common Stock, which represents approximately 5.25% of the issued and outstanding Common Stock. These beneficial ownerships consists of the following:

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     (1)  1,270 shares of Common Stock held directly by Dr.
Bramante in his own name.

     (2)  10,474 shares of Common Stock held directly by Eleanor
Bramante and thus indirectly by Dr. Bramante.

     (3)  24,335 shares of Common Stock held by the Bramante Trust.

     (4) 1,331 shares of Common Stock owned by Dr. Bramante derivatively as a result of presently exercisable options previously granted under the 1993 Plan. The adjusted option price is $7.51 per share.

     (5) 1,100 shares of Common Stock owned by Dr. Bramante derivatively as a result of options exercisable within 60 days previously granted under the 1995 Plan. The adjusted option price is $11.36 per share.

     (6) 22,346 shares of Common Stock owned derivatively as a result of presently exercisable options under $240,000 face amount of Equity Contracts, held by the Bramante Trust. The adjusted option price is $10.74 per share.

     (7) 186 shares of Common Stock derivatively owned by Eleanor Bramante, and thus indirectly by Dr. Bramante, subject to presently exercisable options under $2,000 face amount of Equity Contracts.
The adjusted option price is $10.74 per share.

     (b) Dr. Bramante has sole voting power and sole dispositive power with respect to the 1,270 shares held directly by him in his own name, and sole dispositive power with respect to the stock options (total 2,431 shares). Mrs. Bramante has sole voting power and sole dispositive power with respect to the 10,474 shares she holds directly in her name, and sole dispositive power with respect to the 186 shares owned derivatively through Equity Contracts owned in her name. Dr. and Mrs. Bramante have shared voting power and shared dispositive power with respect to the 24,335 shares owned by the Bramante Trust, and shared dispositive power with respect to the 22,346 shares owned derivatively through Equity Contracts which are owned by the Bramante Trust. The Equity Contracts and stock options have no voting power.

     (c) The only transactions in the Common Stock of the Corporation that were effected during the past 60 days by the persons filing this report are as follows:

Date of       Number of        Price per       Nature of
Acquisition   Shares           Share           Transaction

07/31/95       13,137           N/A           Stock Dividend
08/20/95        1,100           N/A           Stock Options will become
                                              exercisable within 60 days-
                                              -not included in stock
                                              dividend number above


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    (d), (e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

     Dr. Bramante and Mrs. Bramante are married to each other. Except for such relationship, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 1995
Date

/s/ Marino A. Bramante

Signature

Marino A. Bramante, Individually and
as Trustee of the M.A. Bramante, DDS,
P.A.Retirement Trust
Name/Title

September 6, 1995
Date

/s/ Eleanor Bramante

Signature
Eleanor Bramante, Individually and
as Trustee of the M.A. Bramante, DDS,
P.A.Retirement Trust
Name/Title